Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brinker International, Inc.:

We consent to the use of our reports dated August 22, 2019, with respect to the consolidated balance sheets of Brinker International, Inc. as of June 26, 2019 and June 27, 2018, and the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the years in the three-year period ended June 26, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of June 26, 2019, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change of accounting for revenue recognition on June 28, 2018, due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Dallas, Texas

April 29, 2020